Ecopetrol announces changes in senior management and the appointment of a legal representative

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) announces that Germán González Reyes, who has been serving as Secretary General since September 29, 2023 (as announced on that date) and Acting Director of Institutional Relations and Communications since June 28, 2024 (as announced on that date), will perform his duties until January 17, 2025. Ecopetrol thanks Germán González for his seven years of service, his valuable management, and the contributions made to Ecopetrol, and wishes him much success in his new professional endeavors.

Consequently, the Board of Directors made the following appointments on December 13, 2024:

•	Cristina Toro Restrepo, current Corporate Legal Vice President, as Acting Secretary General, effective as of January 18, 2025, until the position is permanently filled. Cristina is a lawyer from the University of Caldas with a specialization in Energy Mining Law from the Externado University of Colombia, a specialist in Commercial Law from the University of Caldas, and a specialist in Tax and Customs Legislation from the University of Caldas. She has 28 years of experience and has served as Secretary General of EPM, Head of the Legal Advisory Office of the Bogotá Metro, Secretary General of the Medellín Metro, Manager of Labor Relations Management at EPM, Secretary General and Legal Vice President of the Bogotá Energy Group, Secretary General of CHEC, and Legal Director of Aguas de Manizales. She is a member of Women in Connection, the Advisory Board of the Community of Women and holds leadership positions in the Board of Directors of CESA.

•	Rodolfo García Paredes, current Hydrocarbons Legal Manager, as Acting Corporate Legal Vice President, effective as of January 18, 2025, until the position of Secretary General is permanently filled. Rodolfo is a lawyer from the University of Rosario, with a specialization in Public Management and Institutions from the University of Los Andes. He has been linked to the Corporate Legal Vice Presidency of Ecopetrol for more than 20 years, during which he has held leadership positions, such as Legal Advisory Manager in Exploration, Legal Manager of New Businesses, Corporate and Hydrocarbons.

•	Diana Marcela Jiménez, current Regulatory Strategy Manager, as Acting Director of Institutional Relations and Communications, effective as of January 18, 2025, until the position is permanently filled. Diana is an Electrical Engineer and Business Administrator from the University of Los Andes with a specialization in Economics from the Javeriana University of Colombia, a master's degree in Business Administration from the Pontifical Catholic University of Peru, and a master's degree in Executive MBA Business Management from EADA Business School. She has 20 years of experience and has held executive positions in Institutional Relations and Regulatory Affairs in companies such as Enel Colombia, Emgesa, and Codensa.

Additionally, the Board of Directors appointed Jaime Andrés García, current Vice President of Administration and Services, as the main legal representative for the procurement of goods and services.

Bogota D.C., December 13, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co